					Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Earnings before income taxes	$805,312	$238,876	$21,117	$187,942	$259,575

add:
Fixed Charges	122,535	117,704	138,623	138,540	182,365

Adjusted Earnings	$927,847	$356,580	$159,740	$326,482	$441,940

Fixed Charges:
Interest Expense (includes capitalized interest)	105,710	93,605	105,816	92,258	140,056
Amortization of debt discount and expense	9,806	6,479	7,828	8,273	7,873
Estimate of interest within rental expense	13,716	23,292	32,496	41,538	42,769

Fixed Charges	$129,232	$123,376	$146,140	$142,069	$190,698

Ratio of Earnings to Fixed Charges (a)	7.2x	2.8x	1.1x	2.3x	2.3x

Coverage deficiency	—	—	—	—	—

(a)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.